      `Exhibit 99.1

December 2, 2019TSX: SAM

Starcore Reports
Mineral Reserves and Resources of 227,515 Ounces of Gold Equivalent
and Continues with Underground Exploration.

Vancouver, British Columbia –Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) released today its updated NI 43-101 for its San Martin Mine entitled “Reserves and Resources in the San Martin Mine, Queretaro State, Mexico as of September 30, 2019” (“the “Report”) authored by Erme Enriquez C.P.G., BSc, MSc. The Report has been filed on SEDAR and is also available on the company’s website www.starcore.com.

Starcore's updated mineral reserve and resource estimate for San Martin contains 14% higher tonnes with 5% lower grades compared to the previous reserve/resource estimate of 2018. This was largely due to Starcore using more conservative estimation parameters consistent with the reserve/resource estimates for the San Martin mine.

Total Reserve and Resources of 227,515 gold equivalent ounces decreased by 15% due to reclassifying amounts from resources to exploration potential as a result of the underground exploration in the San Martin and Cuerpo 29 orebodies.

The 29% percent decrease in Proven and Probable Reserve ounces was primarily attributable to processed production and to a 3.3% decrease in ore grades. Gold Equivalent Inferred and Indicated Resources increased by 5% to 118,389 oz.

All assumptions are listed at the bottom of the reserve and resource table.

Starcore International Mines, San Martin Mine Mineral Reserves and Resources

As of September 30, 2019

1.Reserve cut-off grades are based on a 1.66 g/t gold equivalent.

2.Metallurgical Recoveries of 88% gold and 55% silver.

3.Minimum mining widths of 1.5 meters.

4.Dilution factor of 20%.

5.Gold equivalents based on a 1:81 gold:silver ratio.

6.Price assumptions of $1300 per ounce for gold and $16 per ounce for silver.

7.Mineral resources are estimated exclusive of and in addition to mineral reserves.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com

“2019 has been a pivotal year due to the efficiency and operational excellence programs that we have implemented. Production at the mill has been lowered from 800 TPD to 625 TPD to allow preparation of new production areas and to mine better grades of ore,” Mr. Salvador Garcia, P. Eng., commented. “In addition, the reduction in mine personnel has led to streamlined processes and a reduction in overall variable input costs which will be reflected in an overall lower cost per ounce.”

Erme Enriquez C.P.G., BSc., MSc., is an independent consultant to the Company. He is a qualified person on the project as required under NI 43-101 and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

(sgd.) “Robert Eadie”

Robert Eadie, President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE

Investor Relations

Telephone: (416) 402-2341

Toll Free:   1-866-602-4935

Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.